Exhibit 6

April 5, 2017

Via E-mail

yriemer@kirkland.com

Yosef J. Riemer

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Dear Mr. Riemer:

I am writing in further response to your letter dated March 28, 2017, which responded to my

March 27, 2017 demand letter. With all due respect, the assertions in your letter appear to be more of the same: revisionist history designed to divert attention from the poor corporate governance of the tronc Board.

The implication that Merrick as a shareholder should receive preferential treatment over Nant or any other shareholder because Merrick’s agreement requires that Merrick vote its shares in favor of all Board-recommended matters—including the re-election of incumbent directors—while Dr. Soon-Shiong and other shareholders may vote their shares as they wish (including against the re-election of poorly-performing directors) not only is preposterous, but also is yet another example of tronc’s directors seeking to justify a corporate governance structure that plainly is designed to entrench their Board seats. Sadly, this is just the latest example of appalling corporate governance by a Board that has, over Dr. Soon-Shiong’s objections, repeatedly approved Mr. Ferro’s personal requests, including a $2.7 million reimbursement for use of his private aircraft, the purchase by tronc of a reported $250,000 of sports tickets from Mr. Ferro’s Merrick Capital, and the leasing by tronc of real estate from a Mr. Ferro-affiliated company—all while the company is struggling to turn itself around and having to lay off much needed valuable newsroom staff.

As yet another example of disregard of corporate governance, just a few weeks ago Dr. Soon- Shiong received a personal telephone call from Mr. Ferro requesting that Dr. Soon-Shiong go along with a proposal by which Mr. Ferro would “get the tronc Board to agree to buy Mr. Ferro’s personal NantHealth shares back at the IPO price and in turn would agree (and would get the Board to agree) to comply with tronc’s agreement to award Nant 300,000 tronc shares in consideration for a license to the machine vision technology as contemplated in the binding term sheet.” Mr. Ferro asserted that he had already obtained preliminary Board approval for this proposal. Dr. Soon-Shiong informed Mr. Ferro that this proposal was improper and that he wanted nothing to do with the concept.

Furthermore, at the recent HIMSS conference, Dr. Soon-Shiong received yet another unsolicited call from Mr. Ferro inquiring as to how he could personally invest in Dr. Soon-Shiong’s health companies, and thereafter Mr. Ferro attended Dr. Soon-Shiong’s keynote address at the HIMSS conference held in Florida.

Your letter mentions that Dr. Soon-Shiong has missed Board meetings. Aside from the fact that in more than one instance Dr. Soon-Shiong was given the wrong call-in number and, by the time he was able to get the right call-in number the meeting was near adjournment or was being adjourned, meetings were scheduled in the middle of the night in the time zone where Dr. Soon- Shiong was while traveling and, at times, at 5:00 a.m. California time when he was not.

As I stated in a prior letter, when Dr. Soon-Shiong was informed at the December 23, 2016 meeting that the Board was allowing only Mr. Ferro to purchase shares during a blackout period, Dr. Soon-Shiong demanded and the Board approved that all Directors be treated equally.

Regarding the annual meeting, tronc’s directors moved the date up with no advance notice and with no corporate purpose other than to curtail the right of shareholders to nominate directors and thereby to secure the re-election of the Board’s nominees.

With respect to your assertion that conditions to payment for the technology agreement between tronc and Nant were not met and tronc does not have an obligation to pay Nant the consideration laid out in the agreement, this assertion too is incorrect.

Finally, it is a complete fabrication to say that before investing in tronc or beginning his service on the Board of tronc, Dr. Soon-Shiong requested that tronc, Merrick, or Mr. Ferro invest in the IPO of NantHealth. It is also patently untrue that Dr. Soon-Shiong made “an implicit threat” or any other kind of threat that, if Merrick did not invest in NantHealth, he would not invest in tronc. There was never any such issue raised with Merrick, tronc, Mr. Ferro, or anyone else associated with tronc. What’s more, Dr. Soon-Shiong signed the agreement for the equity investment in tronc on May 22, before NantHealth even began its IPO roadshow, and nowhere in the stock purchase agreement is there any obligation for tronc, Mr. Ferro, or Merrick to invest in the NantHealth IPO. What makes these statements even more preposterous is that NantHealth did not need such an investment. Its IPO was oversubscribed.

As before, we reserve all available rights and remedies available at law or in equity in connection with the foregoing.

Very truly yours,

/s/ John B. Quinn
John B. Quinn
JBQ/wpc

cc: Julie K. Xanders, Esq.
Justin Dearborn, Esq.
Terry Jimenez
Rebecca Kwok Marquez, Esq.
Charles Kim, Esq.
Charles Kenworthy, Esq.